NOBLE CORPORATION
13135 South Dairy Ashford, Suite 800
Sugar Land, Texas 77478
December 14, 2005
Ms. Tracie Towner
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
VIA FACSIMILE: 202-772-9368

RE:	Noble Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 8, 2005
File No. 0-13857
Dear Ms. Towner:
We are submitting this response of Noble Corporation to comment number one provided by the staff (the “Staff”) of the Securities and Exchange Commission in its comment letter dated December 12, 2005, with respect to our Annual Report on Form 10-K (File No. 0-13857) for the year ended December 31, 2004, filed on March 8, 2005. For your convenience, we have repeated the comment of the Staff as given in the comment letter, and set forth below such comment is our response.
Form 10-K Filed on March 8, 2005
Statements of Cash Flows, page 41
1.	We understand that you defer expense recognition of repair and maintenance costs when the expenditures that are incurred relate to large scale maintenance projects or overhauls. Please expand your disclosure to explain your rationale for selecting a three year amortization period for such costs (indicate how this relates to the frequency of your projects and overhauls); and disclose the extent to which amortization of the deferred balances is either reflected in or excluded from the figures that you identify as total maintenance and repair expenses. If the amounts reflected in your line item “Deferred repair and maintenance expenditures” in the investing section of your statement of cash flow reflect actual cash expenditures, as we would expect, the deferred expenditures labeling would seem imprecise.

Response: We routinely defer expense recognition of repair and maintenance costs when the expenditures incurred are for overhauls related to large-scale maintenance projects that benefit the periods between overhauls. Because overhauls are performed on the basis of operating hour thresholds and typically occur every three years, we have selected a three year amortization period for such costs.
The following is an excerpt from Note 1 to Consolidated Financial Statements appearing on page 46 of our Form 10-K for Fiscal Year Ended December 31, 2004:
     Scheduled maintenance of equipment and overhauls are performed on the basis of number of hours operated in accordance with our preventative maintenance program. Repair and maintenance costs are generally charged to expense as incurred; however, overhauls related to large-scale maintenance projects are deferred when incurred and amortized into contract drilling services expense over a 36-month period. The deferred portion of these large-scale projects is included in “Other assets” in the Consolidated Balance Sheets. Such amounts totaled $xx,xxx,xxx and $xx,xxx,xxx at December 31, 2004 and 2003, respectively. Total maintenance and repair expenses for the years ended December 31, 2004, 2003 and 2002 were $xxx,xxx,xxx, $xxx,xxx,xxx and $xxx,xxx,xxx, respectively.
In response to the Staff’s comment, we are proposing to expand our disclosure in Note 1 of our Consolidated Financial Statements that will appear in our Form 10-K for Fiscal Year Ended December 31, 2005 as follows:
     Scheduled maintenance of equipment and overhauls are performed on the basis of number of hours operated in accordance with our preventative maintenance program. Repair and maintenance costs are generally charged to expense as incurred; however, overhauls related to major maintenance projects that benefit the periods between overhauls and which typically occur every three years are deferred when incurred and amortized over a three year period. The deferred portion of these major maintenance projects is included in “Other assets” in the Consolidated Balance Sheets. Such amounts totaled $xx,xxx,xxx and $xx,xxx,xxx at December 31, 2005 and 2004, respectively.
     In order to allow readers of our financial statements to identify more easily costs that benefit multiple years associated with our rigs, amortization of deferred costs for major maintenance projects is reflected in the consolidated financial statements with depreciation in “Depreciation and amortization” beginning with the first quarter of 2005. In prior periods, amortization of deferred costs for major maintenance projects was included in expenses for contract drilling services. The amount of such amortization was $xx,xxx,xxx, $xx,xxx,xxx and $xx,xxx,xxx for the years ended December 31, 2005, 2004 and 2003, respectively. This revision in classification had no impact on previously reported net income. Total maintenance and repair expenses for the years ended December 31, 2005, 2004 and 2003, inclusive of amortization of deferred costs for major maintenance projects, were $xx,xxx,xxx, $xx,xxx,xxx and $xx,xxx,xxx, respectively.
In response to Staff’s comment, the line item “Deferred repair and maintenance expenditures” in the investing section of our Consolidated Statements of Cash Flows does in fact reflect actual cash expenditures. In light of the Staff’s comment regarding the imprecision of this caption, we propose to change this caption on the Consolidated Statements of Cash Flows from “Deferred repair and maintenance expenditures” to “Major maintenance expenditures” in our consolidated financial statements for the year ending December 31, 2005 that will appear in our Form 10-K for Fiscal Year Ended December 31, 2005.
Please telephone collect the undersigned or Robert D. Campbell (281-276-6338), our General Counsel, with any questions or comments you may have regarding this response.

Very truly yours,

/s/ Bruce W. Busmire

Bruce W. Busmire
Senior Vice President
and Chief Financial Officer

Cc:	Mr. James C. Day
Chairman, Chief Executive Officer and President

Mr. Robert D Campbell
Vice President and General Counsel, Noble Drilling Services Inc.

Noble Corporation’s management acknowledges the following:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Bruce W. Busmire

Bruce W. Busmire
Senior Vice President and Chief Financial Officer